ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-184605

January 7, 2013

Pricing Term Sheet

4.500% Senior Notes due 2023

Issuers:	MarkWest Energy Partners, L.P.; MarkWest Energy Finance Corporation
Guarantees:	Unconditionally guaranteed by certain subsidiaries of MarkWest Energy Partners, L.P.
Security Type:	Senior Unsecured Notes
Form:	SEC Registered
Pricing Date:	January 7, 2013
Settlement Date:	January 10, 2013
Maturity Date:	July 15, 2023
Principal Amount:	$1,000,000,000
Yield to Maturity:	4.500%
Coupon:	4.500%
Public Offering Price:	100.000%
Gross Proceeds:	$1,000,000,000
Net Proceeds After Expenses to the Issuers:	$986,900,000
Redemption Provisions:

At any time prior to April 15, 2023, the Issuers may redeem, at their option, all or part of the notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest from the redemption date to July 15, 2023 (exclusive of accrued interest) at a discount rate of Treasury plus 50 basis points, plus, in each case, any accrued but unpaid interest to the date of redemption.

On or after April 15, 2023 the Issuers may redeem, at their option, all or part of the notes at any time, at a price of 100% of the principal amount of the notes, plus any accrued but unpaid interest to the date of redemption.

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2013
Interest Payment Record Dates:	January 1 and July 1
Change of Control:	Put at 101% of principal plus accrued interest
Denominations:	$2,000 and integral multiples of $1,000
CUSIP / ISIN:	CUSIP: 570506AR6 / ISIN: US570506AR67
Joint Book-Running Managers:

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Citigroup Global Markets Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Natixis Securities Americas LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers	Capital One Southcoast, Inc. Comerica Securities, Inc.

Additional Information:

The issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5874.